[CELERA LETTERHEAD]

VIA EDGAR

June 17, 2008

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Celera Corporation — Registration Statement on Form S-1
SEC File No. 333-149457

Dear Mr. Riedler:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-149457), of Celera Corporation, a Delaware corporation (the “Company”), be declared effective at 4:00 p.m., New York City time, on June 18, 2008, or as promptly as practicable thereafter.  We respectfully request that we be notified of such effectiveness by a telephone call to Allison L. Land of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3180 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CELERA CORPORATION

By::	/s/ Kathy Ordoñez
Name: Kathy Ordoñez
Title: President and Chief Executive Officer

cc:           Allison L. Land, Esq.